Press Release

FOR IMMEDIATE RELEASE	Contact: Christoph Hofmann +1 (800) 285-4086
Julian Reid (Chairman of the Board) +44-7768 068 200

The Korea Fund, Inc. Announces Expiration and Preliminary Results of Tender Offer

NEW YORK, April 22, 2008 The Korea Fund, Inc. (NYSE: KF) announced today the preliminary results of its tender offer for up to 4,303,210 shares of its common stock, representing approximately 15% of its outstanding shares. The offer expired at midnight, Eastern time, on Monday, April 21, 2008.

Based upon current information, approximately 8,818,920 shares of common stock, or approximately 31% of the Fund’s common stock outstanding, were tendered through the stated expiration date, including shares tendered pursuant to notices of guaranteed delivery. This number is subject to adjustment and should not be regarded as final. Because the number of shares tendered exceeded 4,303,210 shares, the number of shares that will be purchased by the Fund will be pro-rated based on the number of shares properly tendered by each shareholder. No more than a total of 4,303,210 properly tendered shares will be accepted for payment at a price per share equal to 98% of the net asset value per share as of the business day after the day the offer expired. A final number of shares validly tendered and accepted pursuant to the tender offer will be announced at a later date.

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The Korea Fund, Inc. is a non-diversified, closed-end investment company. The Fund seeks long-term capital appreciation through investments in securities, primarily in equity securities, of Korean companies. Its shares are listed on the New York Stock Exchange under the symbol “KF.”

RCM Capital Management LLC and RCM Asia Pacific Limited are the Fund’s investment manager and sub-adviser, respectively. Investment in closed-end funds involves risks. Additional risks are associated with international investing, such as currency fluctuation, government regulations, economic changes and differences in liquidity, which may increase the volatility of your investment. Foreign security markets generally exhibit greater price volatility and are less liquid than the U.S. market. Additionally, this Fund focuses its investments in certain geographical regions, thereby increasing its vulnerability to developments in that region. All of these factors potentially subject the Fund’s shares to greater price volatility. The net asset value of the Fund will fluctuate with the value of the underlying securities. Closed-end funds trade on their market value, not net asset value, and closed-end funds often trade at a discount to their net asset value.

The Fund’s daily New York Stock Exchange closing price and net asset value per share, as well as other information, including updated portfolio statistics and performance, are available at www.thekoreafund.com or by calling the Fund’s shareholder servicing agent at (800) 331-1710.

Statements made in this release that look forward in time involve risks and uncertainties and are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in the Fund’s performance, a general downturn in the economy, competition from other companies, changes in government policy or regulation, inability to attract or retain key employees, inability to implement its operating strategy and/or acquisition strategy, and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.

This announcement is not an offer to purchase or the solicitation of an offer to sell shares of the Fund or a prospectus, circular or representation intended for use in the purchase or sale of Fund shares.

Fund shares are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Fund shares involve investment risk, including possible loss of principal.